

Justin Monger · 2nd

Co-Founder, PEEBO LLC & LockedBrands LLC

Dallas/Fort Worth Area · 364 connections · **Contact info**

LockedBrands LLC

BSEE UCLA / MSEE U

Experience

Co-Founder & CEO

LockedBrands LLC

Feb 2017 – Present · 3 yrs 6 mos

Rockwall, TX



Program Manager and International Business Development Executive

Raytheon · Full-time

Jun 1979 – Dec 2013 · 34 yrs 7 mos

Dallas/Fort Worth Area

I retired from Hughes Aircraft / Raytheon Company in 2013 after 35 years. During my career I held multiple engineering, business development, and executive management positions. This includes Program Director for the development of an airborne imagery intelligence system for the UK's Royal Air Force. Raytheon was the prime contractor for the $1.5B program. …**see mor**

Education

BSEE UCLA / MSEE USC

Master's Degree

1990 – 1992



University of Southern California

MSEE, Image and Signal Processing

1988 – 1992

University of California at Los Angeles

BSEE, Electrical Engineering

1976 – 1981

Activities and Societies: Theta Chi, Beta Alpha Chapter

Recommendations

Received (0)   **Given (1)**



Bob Paquette

Raytheon Six Sigma Master Expert at Raytheon

April 11, 2012, Justin was senior to Bob but didn't manage directly

Bob was instrumental in developing long term Win Strategie
the Mission Area. He is detail oriented and was both a singl
contributor AND a very good facilitator for the working grou

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